Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 5, 2014

Relating to Preliminary Prospectus dated January 23, 2014

Registration No. 333-193131

ELEVEN BIOTHERAPEUTICS, INC.

5,000,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock of Eleven Biotherapeutics, Inc. described below and should be read together with the preliminary prospectus dated January 23, 2014 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-193131) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered	5,000,000 shares

Common stock to be outstanding immediately following this offering	15,393,713 shares

Over-allotment option	750,000 shares

Initial public offering price	$10.00 per share

Net proceeds	Approximately $43.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $50.5 million.

Pro forma as adjusted financial data	Giving effect to this offering, as of September 30, 2013, our pro forma as adjusted balance sheet data would have been as follows (in thousands):

Cash and cash equivalents	$56,411
Working capital	52,983
Total assets	57,581
Notes payable, net of current portion	3,287
Preferred stock warrant liability	—
Preferred stock	—
Accumulated deficit	(52,734)
Total stockholders’ (deficit) equity	$50,028

Giving effect to this offering, as of September 30, 2013, our pro forma as adjusted additional paid in capital would have been approximately $102.7 million and our pro forma as adjusted total capitalization would have been approximately $55.0 million.

Giving effect to this offering, our pro forma net tangible book value as of September 30, 2013 would have been $50.0 million, or $3.25 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.62 to existing investors and immediate dilution of $6.75 in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Potential purchases by existing principal stockholders	Certain of our preferred stockholders, including our existing principal stockholders, Third Rock Ventures, L.P., Flagship Ventures Management, Inc. and JAFCO Super V3 Investment Limited Partnership, and their affiliated entities have indicated an interest in purchasing an aggregate of approximately $12 million in shares of our common stock in this offering at the initial public offering price. At the initial public offering price of $10.00 per share, these stockholders would purchase an aggregate of approximately 1,200,000 of the 5,000,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at batprospectusdept@citi.com, or by phone at (800) 831-9146; Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or by phone at (631) 274-2806, or by fax at (631) 254-7140; or Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at syndicate@leerink.com, or by phone at (800) 808-7525, ext. 4814.